Exhibit 12.1

Pregis Holding II Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				January 1 to October 12, 2005	October 13 to December 31, 2005	Nine months ended September 30,
	2001	2002	2003	2004			2005	2006
Earnings:
Pretax income (loss) from continuing operations	$(4,464)	$31,649	$27,803	$28,445	$(6,953)	$(4,695)	$(6,633)	$(1,092)
Fixed charges	20,005	12,636	11,953	9,935	7,114	11,786	6,951	35,184
Less: Capitalized interest	(500)	(429)	(354)	(61)	(451)	(26)	(433)	(101)

Earnings	15,041	43,856	39,402	38,319	(290)	7,065	(115)	33,991

Fixed charges:
Interest expense	13,838	6,676	5,786	4,433	2,195	10,524	2,240	31,591
Capitalized interest	500	429	354	61	451	26	433	101
Interest component of rental expense	5,667	5,531	5,813	5,441	4,468	1,236	4,278	3,492

Total fixed charges	20,005	12,636	11,953	9,935	7,114	11,786	6,951	35,184

Ratio of earnings to fixed charges	0.75 *	3.47	3.30	3.86	(0.04)*	0.60 *	(0.02)*	0.97 *

PRO FORMA DISCLOSURE:	Year ended December 31, 2005
Earnings:
Pretax loss from continuing operations	$(49,789)
Fixed charges	46,199
Less: Capitalized interest	(477)

Earnings	(4,067)

Fixed charges:
Interest expense	40,018
Capitalized interest	477
Interest component of rental expense	5,704

Total fixed charges	46,199

Ratio of earnings to fixed charges	(0.09)*

*	Earnings were insufficient to cover fixed charges by $4,964 for the year ended December 31, 2001; $7,404 for the period January 1 to October 12, 2005; $4,721 for the period October 13, 2005 to December 31, 2005; $7,066 for the nine months ended September 30, 2005; $1,193 for the nine months ended September 31, 2006; and $50,266 for the pro forma year ended December 31, 2005. Accordingly the ratio of earnings to fixed charges was less than 1:1.